# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MERCURY SYSTEMS INC, CIK 0001049521
CUSIP: 589378108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Minuteman Road, Andover, Massachusetts (MA), 01810
Date of event which requires filing of this statement: 11/10/2026
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,880,671; shared voting power 0; sole dispositive power 3,880,671; shared dispositive power 0; aggregate amount beneficially owned 3,880,671 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MERCURY SYSTEMS INC
Address of issuer's principal executive offices: 50 Minuteman Road, Andover, Massachusetts (MA), 01810
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the SEC on September 22, 2022 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 5 amends Items 3, 4, and 5(a) - (c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 3,880,671 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $118 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 10, 2026, in light of the pending expiration of an existing antitrust clearance, the Reporting Person filed for early termination under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. This filing is not related to any disagreement or dispute with the Issuer, its management, or the Board on any matter relating to the Issuer's operations, policies, or practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 60,863,586 Shares outstanding as of September 1, 2026, as reported in the Issuer's proxy statement on Schedule 14A, filed with the SEC on September 17, 2026.

As of the date hereof, JANA may be deemed to beneficially own 3,880,671 Shares, representing approximately 6.4% of the Shares outstanding. This includes 9,542 deferred stock units ("DSUs") granted to Mr. Ostfeld for his service on the Board, 7,194 of which have vested and 2,348 of which were granted on October 28, 2026 and will vest on the earlier of the first anniversary of the grant date and the next annual meeting of shareholders. Vested DSUs do not convert into Shares until the date on which Mr. Ostfeld ceases to be a member of the Board. Mr. Ostfeld has assigned all rights to any Shares issuable pursuant to the grant to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

No transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (11/10/2026)